Exhibit P

AGREEMENT AND PLAN OF MERGER

by and between

 JUNIPER ACQUISITION CORPORATION

and

THERAGENICS CORPORATION

Dated as of August 2, 2013

TABLE OF CONTENTS

Page

ARTICLE I

THE MERGER

Section 1.1	The Merger	1
Section 1.2	Closing	2
Section 1.3	Effective Time	2
Section 1.4	Effects of the Merger	2
Section 1.5	Organizational Documents	2
Section 1.6	Directors and Officers of Surviving Corporation	2

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1	Effect of the Merger on Capital Stock	3
Section 2.2	Surrender of Certificates & Book-Entry Shares	3
Section 2.3	Dissenting Shares	5
Section 2.4	Adjustments to Prevent Dilution	5
Section 2.5	Treatment of Stock Options and Other Equity Based Awards	5

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MERGERCO

ARTICLE V

COVENANTS

ii

ARTICLE VI

CONDITIONS

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	46
Section 6.2	Conditions to Obligations of MergerCo	46
Section 6.3	Conditions to Obligation of the Company	47

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

ARTICLE VIII

MISCELLANEOUS

EXHIBITS

Exhibit A - Form of Limited Guaranty

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of August 2, 2013, between Juniper Acquisition Corporation, a Delaware corporation (“MergerCo”) and Theragenics Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that MergerCo be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, in the Merger (as defined below), upon the terms and subject to the conditions of this Agreement, each share of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) will be converted into the right to receive $2.20 per share in cash;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, the Guarantor has executed and delivered a guaranty in the form of Exhibit A (the “Limited Guaranty”), pursuant to which the Guarantor has agreed, subject to the terms and conditions set forth therein, to guarantee the obligations of MergerCo to the extent set forth therein;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with MergerCo, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of MergerCo has unanimously approved this Agreement and declared it advisable for MergerCo to enter into this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1          The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) MergerCo will merge with and into the Company (the “Merger”) and (b) the separate corporate existence of MergerCo will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2          Closing.  Unless otherwise mutually agreed in writing by the Company and MergerCo, the closing of the Merger (the “Closing”) will take place at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, at 10:00 a.m. local time on a date selected by MergerCo, but not later than the fifth Business Day following the day on which the last to be satisfied by action taken or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) will be satisfied or waived in accordance with this Agreement (the “Closing Date”).

Section 1.3          Effective Time.  Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL.  The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by MergerCo and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4          Effects of the Merger.  The Merger will generally have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5          Organizational Documents.  At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read (except with respect to the name of the Company, indemnification of officers and directors and advancement of expenses, all of which shall be as set forth in the Company’s certificate of incorporation and bylaws as in effect as of the date hereof) the same as the certificate of incorporation and bylaws respectively of MergerCo as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable Law or provisions of the certificate of incorporation and bylaws.

Section 1.6           Directors and Officers of Surviving Corporation.  The directors of MergerCo and the officers of the Company, in each case, as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1          Effect of the Merger on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of MergerCo or the Company or the holder of any capital stock of MergerCo or the Company:

(a)           Cancellation of Certain Common Stock.  Each share of Common Stock that is owned by MergerCo or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries (other than Shares held on behalf of third parties) will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)           Conversion of Common Stock.  Each share of Common Stock (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled in accordance with Section 2.1(a) and (ii) Dissenting Shares (each, an “Excluded Share” and collectively, the “Excluded Shares”)) will be converted into the right to receive $2.20 in cash, without interest (the “Merger Consideration”).

(c)           Cancellation of Shares.  At the Effective Time, all Shares will no longer be outstanding and all Shares will be cancelled and will cease to exist, and, subject to Section 2.3, each holder of a certificate formerly representing any such Shares (each, a “Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, in accordance with Section 2.2.

(d)           Conversion of MergerCo Capital Stock.  Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2          Surrender of Certificates & Book-Entry Shares.

(a)           Paying Agent.  Prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares) MergerCo will designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the payment of the Merger Consideration upon due surrender of the Certificates or Book-Entry Shares (or effective affidavits of loss in lieu thereof) in accordance with this Article II from time to time after the Effective Time.  Promptly after the Effective Time, the Surviving Corporation will deposit, or cause to be deposited, with the Paying Agent cash in amounts and at the times necessary for the payment of the Merger Consideration pursuant to Section 2.1(b) upon due surrender of the Certificates or Book-Entry Shares (such cash being herein referred to as the “Payment Fund”).  The Paying Agent will invest the Payment Fund as directed by the Surviving Corporation.

(b)           Payment Procedures.  As promptly as practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title to Certificates will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.  Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor cash in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article II, and the Certificate or Book-Entry Shares so surrendered will forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c)           Withholding Taxes.  The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares or holder of Stock Options any amounts required to be deducted and withheld with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law.  Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holders of Stock Options, as the case may be, in respect of which such deduction and withholding was made.

(d)           No Further Transfers.  After the Effective Time, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e)           Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares six (6) months after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate or Book-Entry Shares who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation for payment of his or her claims for Merger Consideration.  Notwithstanding the foregoing, none of MergerCo, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

Section 2.3          Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, any Shares outstanding immediately prior to the Effective Time that are held by a stockholder (a “Dissenting Stockholder”) who has neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who has demanded properly in writing appraisal for such Shares and otherwise properly perfected and not withdrawn or lost his or her rights (the “Dissenting Shares”) in accordance with Section 262 of the DGCL will not be converted into, or represent the right to receive, the Merger Consideration.  Such Dissenting Stockholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 262 will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner provided in Article II and will no longer be Excluded Shares.  Notwithstanding anything to the contrary contained in this Section 2.3, if the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease.  The Company will give MergerCo prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to stockholders’ rights of appraisal.  The Company will give MergerCo the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal.  The Company will not, except with the prior written consent of MergerCo, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

Section 2.4          Adjustments to Prevent Dilution.  In the event that the Company changes the number of Shares, or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration will be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited or not expressly permitted by the terms of this Agreement.

Section 2.5          Treatment of Stock Options and Other Equity Based Awards.

(a)           Each option to purchase Shares (collectively, the “Stock Options”) outstanding immediately prior to the Effective Time pursuant to the Company Benefit Plans will at the Effective Time be cancelled and the holder of such Stock Option will, in full settlement of such Stock Option and in exchange for the surrender to the Company of any certificate or other document evidencing such Stock Option, receive from the Company an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Stock Option multiplied by (y) the number of Shares subject to such Stock Option (with the aggregate amount of such payment rounded up to the nearest whole cent).  The holders of Stock Options will have no further rights in respect of any Stock Options from and after the Effective Time.

(b)           Prior to the Effective Time, the Company will adopt such resolutions and will take such other actions as shall be required to effectuate the actions contemplated by this Section 2.5, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter (the “Company Disclosure Letter”) delivered by the Company to MergerCo concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section), or as and to the extent set forth in the Company SEC Documents filed on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent that they are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to MergerCo as follows:

Section 3.1          Organization; Power; Qualification.  The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Each of the Company and its Subsidiaries has the requisite corporate or partnership power and authority to own, lease and operate its assets and to carry on its business as now conducted.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Subsidiary is in violation of its organizational or governing documents, except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2          Corporate Authorization; Enforceability.

(a)           The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement.

The Board of Directors of the Company (the “Company Board”) at a duly held meeting has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with MergerCo, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

(b)           This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by MergerCo, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

Section 3.3          Capitalization; Options.

(a)           The Company’s authorized capital stock consists solely of 100,000,000 shares of Common Stock.  As of the close of business on August 2, 2013 (the “Measurement Date”), 31,222,728 shares of Common Stock were issued and outstanding and 4,761,904 Shares were held in the treasury of the Company.  No Shares are held by any Subsidiary of the Company.  Since the Measurement Date until the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options outstanding as of the Measurement Date, there has been no change in the number of outstanding shares of capital stock of the Company or the number of outstanding Stock Options.  As of the Measurement Date, 1,323,700  Stock Options to purchase 1,323,700 shares of Common Stock were outstanding.  Section 3.3(a) of the Company Disclosure Letter sets forth a complete and correct list of all Stock Options that are outstanding as of the Measurement Date, the exercise price of each such Stock Option, and with respect to the Persons specified thereon, the number of Stock Options held by each such Person and the exercise prices thereof.  There are no shares of capital stock or securities or other rights (which term, for purposes of this Agreement, will be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) convertible or exchangeable into or exercisable for shares of capital stock of the Company or such securities or other rights.  Since the Measurement Date through the date of this Agreement, there have been no issuances of any securities of the Company or any of its Subsidiaries that would have been in breach of Section 5.1 if made after the date of this Agreement.

(b)           All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights.

(c)           There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Shares or any preferred stock, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company or such securities or other rights or

(ii) to provide any funds to or make any investment in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person other than investments in client facilities in the ordinary course of business consistent with past practice.

(d)           Other than the issuance of Shares (i) upon exercise of Stock Options or (ii) pursuant to the Company Stock Award Plan, since January 1, 2013 and through the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of any of the Company’s securities, and neither the Company nor any Subsidiary has issued, sold, repurchased, redeemed or otherwise acquired any of the Company’s securities, and their respective boards of directors have not authorized any of the foregoing.

(e)           Each Company Benefit Plan providing for the grant of Shares or of awards denominated in, or otherwise measured by reference to, Shares (each, a “Company Stock Award Plan”) is set forth (and identified as a Company Stock Award Plan) in Section 3.13(a) of the Company Disclosure Letter.  The Company has provided to MergerCo correct and complete copies of all Company Stock Award Plans and all forms of options and other stock-based awards (including award agreements) issued under such Company Stock Award Plans.

(f)           As of the date of this Agreement, neither the Company nor any Subsidiary has entered into any commitment, arrangement or agreement, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds to or make additional investments in any Person other than any such commitments, arrangements, or agreements in the ordinary course of business consistent with past practice, and other than pursuant to Disclosed Contracts.

Section 3.4          Subsidiaries.  Section 3.4 of the Company Disclosure Letter sets forth a complete and correct list of all of the Company’s Subsidiaries.  All equity interests of the Company’s Subsidiaries held by the Company or any other Subsidiary are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights.  All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests).  The Company has provided to MergerCo complete and correct copies of the Company Organizational Documents. Neither the Company nor any Subsidiary owns an equity interest in a Company Joint Venture.

Section 3.5          Governmental Authorizations.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, board, court, tribunal, arbitral body, self-regulated entity or similar body, whether domestic or foreign, including, without limitation, the FDA and the United States Drug Enforcement Administration (each, a “Governmental Entity”), other than:  (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”);

(iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”); (iv) any filings required by, and any approvals required under, the rules and regulations of the New York Stock Exchange (the “NYSE”); (v)  any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 3.5(v) of the Company Disclosure Letter; and (vi) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6          Non-Contravention.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not:  (i) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or; (ii) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.5 have been obtained or made); (iii) result in any violation or breach of or loss of a benefit under, or constitute a default (with or without notice or lapse of time or both) under, any Company Contract; (iv) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contract; (v) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Contract; or (vi) cause the creation or imposition of any Liens on any Company Assets, except for Permitted Liens, except, in the cases of clauses (ii)–(vi), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7           Voting.

(a)           The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby.

(b)           There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.8          Financial Reports and SEC Documents.

(a)           The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since December 31, 2010 (the forms, statements, reports and documents filed or furnished with the SEC since December 31, 2010 and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Company SEC Documents”).  Each of the Company SEC Documents filed or furnished on or prior to the date of this Agreement, at the time of its filing (except as and to the extent such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement), complied, and each of the Company SEC Documents filed or furnished after the date of this Agreement will comply, in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and complied or will comply, as applicable, in all material respects with the then-applicable accounting standards.  As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed and publicly available prior to the date of this Agreement, the Company SEC Documents did not, and any Company SEC Documents filed or furnished with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(b)           Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presents or, in the case of the Company SEC Documents filed or furnished after the date of this Agreement, will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents or, in the case of the Company SEC Documents filed or furnished after the date of this Agreement, will fairly present in all material respects the results of operations and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c)           As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC.

(d)           The management of the Company has (x) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and chief financial officer of the Company by others within those entities, and

(y) disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  Since December 31, 2010, any material change in internal control over financial reporting or failure or inadequacy of disclosure controls required to be disclosed in any Company SEC Document has been so disclosed.

(e)           Since December 31, 2011, to the Company’s Knowledge, (x) none of the Company or any of its Subsidiaries, or any director, officer or independent auditor of the Company or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2010, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing that have been resolved without any material impact on the Company and its Subsidiaries, taken as a whole, and except for any of the foregoing which have no reasonable basis), and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2010, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company, except, in the case of any of such matters described in clauses (x) and (y) above, as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9          Undisclosed Liabilities.  Except (i) as and to the extent disclosed or reserved against on the balance sheet of the Company dated as of December 31, 2012 (including the notes thereto) included in the Company SEC Documents or (ii) as incurred since the date thereof in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.10        Absence of Certain Changes.

(a)           Since December 31, 2012, there has not been any Company Material Adverse Effect or any change, event or development that has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)           Since December 31, 2012 and through the date of this Agreement, the Company and each of its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and there has not been any (i) action or event that, if taken on or after the date of this Agreement without MergerCo’s consent, would violate the provisions of any of Section 5.1(a), Section 5.1(b), Section 5.1(c)(i)–(ii), (c)(iv)–(v), (d)(i)–(iii), (d)(v), (e) (except with respect to mergers or consolidations between entities that were wholly-owned by the Company at the time of merger or consolidation), (f) (except with respect to dispositions of assets or securities having an aggregate value not in excess of $100,000 for all such dispositions or pursuant to the Company’s investment policy in effect as of the date hereof), (g) (h), (k), (l), (m), (n), (o) (except with respect to the Company’s Subsidiaries or former Subsidiaries), (q), (r), (s), (t) and (u) or (ii) agreement or commitment to do any of the foregoing.

Section 3.11        Litigation.  There are no claims, actions, suits, demand letters, judicial, administrative or regulatory proceedings, or hearings, notices of violation, or investigations (each, a “Legal Action”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any executive officer or director of the Company or any of its Subsidiaries in connection with his or her status as a director or executive officer of the Company or any of its Subsidiaries which (i) involves an amount in controversy in excess of $100,000, or (ii) would reasonably be expected to have a Company Material Adverse Effect.  There is no outstanding Order against the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected that would reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, as of the date of this Agreement, neither the Company, any Subsidiary, nor any officer, director or employee of the Company or any such Subsidiary is under investigation by any Governmental Entity related to the conduct of the Company’s or any such Subsidiary’s business, the results of which investigation or any further Legal Action relating thereto would reasonably be expected to have a Company Material Adverse Effect.

Section 3.12        Contracts.

(a)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (whether written or oral):  (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in full or in part after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Documents; (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $100,000; or (iii) which contains any provision that would be reasonably expected to materially restrict or alter the conduct of business of any Affiliate of the Company (or any Affiliate of any such Affiliate of the Company), other than the Company, any of its Subsidiaries or any director, officer or employee of any of the Company or any of its Subsidiaries.  Each contract, arrangement, commitment or understanding of the type described in clauses (i) and (ii)  of this Section 3.12, whether or not set forth in the Company Disclosure Letter or in the Company SEC Documents, is referred to herein as a “Disclosed Contract” (for purposes of clarification, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, whether or not filed with the SEC, is a Company Contract).

(b)           (i)  Each Company Contract that is not a Disclosed Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, except where the failure to be valid, binding and in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect.  Each Disclosed Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, other than any such Disclosed Contracts that expire or are terminated after the date hereof in accordance with their terms or amended by agreement with the counterparty thereto; provided that if any such Disclosed Contract is so amended in accordance with its terms after the date hereof (provided such amendment is not prohibited by the terms of this Agreement), then to the extent the representation and warranty contained in this sentence is made or deemed made as of any date that is after the date of such amendment, the reference to “Disclosed Contract” in the first clause of this sentence shall be deemed to be a reference to such contract as so amended.

Section 3.13        Benefit Plans.

(a)           Section 3.13(a) of the Company Disclosure Letter contains a correct and complete list of each Material Company Benefit Plan.  The Company does not have and has not had during the last six years any Material Company Benefit Plan that is a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).  No entity is a member of the Company’s “controlled group” (within the meaning of Section 414 of the Code) other than the Company and its Subsidiaries.

(b)           With respect to each Material Company Benefit Plan, if applicable, the Company has provided to MergerCo correct and complete copies of (i) all plan texts and agreements and related trust agreements (or other funding vehicles), including amendments thereto; (ii) the most recent summary plan descriptions and material employee communications concerning the extent of the benefits provided under a Material Company Benefit Plan; (iii) the three most recent annual reports (including all schedules); (iv) the three most recent annual audited financial statements and opinions; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination or opinion letter received from the Internal Revenue Service (the “IRS”); and (vi) all material communications with any domestic Governmental Entity given or received since December 31, 2011.  There is no present intention that any Material Company Benefit Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the level thereof) under any Company Benefit Plan at any time within the twelve months immediately following the date of this Agreement.

(c)           Except to the extent set forth on Section 3.13(c) of the Company Disclosure Letter, since December 31, 2012, there has not been any amendment or change in interpretation relating to any Company Benefit Plan which would, in the case of any Material Company Benefit Plan, materially increase the cost of such Material Company Benefit Plan, or, in the case of any Company Benefit Plan, individually or in the aggregate, materially increase the aggregate cost to the Company of all Company Benefit Plans.

(d)           With respect to each Material Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code:  (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested); (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this agreement will not result in the occurrence of any such reportable event; (iv) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (v) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Company’s Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan.

(e)           Each Company Benefit Plan that requires registration with a Governmental Entity has been properly registered, except where any failure to register would not reasonably be expected to have a Company Material Adverse Effect.  Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code or the prototype plan adopted as part of such Company Benefit Plan  has been issued a favorable determination or opinion letter by the IRS with respect to such qualification, its related form of trust agreement has been determined to be exempt from taxation under Section 501(a) of the Code and no event has occurred since the date of such qualification or exemption that would reasonably be expected to materially adversely affect such qualification or exemption.  Each Company Benefit Plan has been established and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other applicable Laws.  No event has occurred and no condition exists that would subject the Company by reason of its affiliation with any current or former member of its “controlled group” (within the meaning of Section 414 of the Code) to any material (i) Tax, penalty, fine, (ii) Lien (other than a Permitted Lien) or (iii) other liability imposed by ERISA, the Code or other applicable Laws.

(f)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(g)           Neither the Company nor any of its Subsidiaries or any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.  With respect to any Material Company Benefit Plan, (i) no Legal Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the Internal Revenue Service but other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) to the Knowledge of the Company, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such Legal Actions.

(h)           Each Company Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended to comply (to the extent an amendment is required) and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.  The Company’s federal income Tax Return is not under examination by the IRS with respect to nonqualified deferred compensation.  The Company has not maintained, sponsored, been a party to, participated in, or contributed to any plan, agreement or arrangement subject to Section 457A of the Code.

(i)           No Company Benefit Plan is required to comply with the Laws of any jurisdiction outside of the United States.

Section 3.14        Labor Relations.

(a)           (i) As of the date of this Agreement and (ii) as of any date subsequent to the date of this Agreement except as would not reasonably be expected to have a Company Material Adverse Effect:  (x) none of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted or threatened since June 30, 2012 or are being conducted or threatened, (y) neither the Company nor any of its Subsidiaries is a party to or negotiating any collective bargaining agreement or other labor Contract, and (z) there is no pending and, to the Knowledge of the Company, there is no threatened material strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company or any of its Subsidiaries.

(b)           The Company and each of its Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees,  and the collection and payment of withholding and/or social security Taxes, except for such failures to be in compliance as would not reasonably be expected to have a Company Material Adverse Effect.

The Company and the Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Entity with respect to any persons currently or formerly employed by the Company or any Subsidiary.  Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company.  To the Company’s Knowledge there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company or any Subsidiary has employed or employ any person.

(c)           Section 3.14(c) of the Company Disclosure Letter lists the name, place of employment, the current annual salary rates, bonuses, dates of employment and a description of the position of each current salaried employee, officer, director, consultant or agent of the Company and each Subsidiary whose annual cash compensation exceeded (or in 2013 is expected to exceed) $150,000 in 2011, 2012, and 2013. The Company has provided to MergerCo correct and complete copies of all documentation relating to any deferred or contingent compensation, pension, “golden parachute” and other like benefits paid or payable (in cash or otherwise) for the individuals listed in Section 3.14(c) of the Company Disclosure Letter.

Section 3.15        Taxes.

(a)           All U.S. federal and state Tax Returns and all other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.  No adjustment to such Tax Returns has been proposed in writing by any Governmental Entity.

(b)           The Company and its Subsidiaries have fully and timely paid all U.S. federal and state Taxes and all other material Taxes (whether or not shown to be due on the Tax Returns) required to be paid by any of them.  The Company and its Subsidiaries have made adequate provision in all material respects for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before December 31, 2012 on the most recent financial statements contained in the Company SEC Documents to the extent required by GAAP, and the Company and its Subsidiaries have not incurred any material Tax since December 31, 2012 except in the ordinary course of business consistent with past practice.

(c)           There are no material outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending.

(d)           No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any U.S. federal or state Taxes or other material Taxes due from or with respect to the Company or any of its Subsidiaries.

(e)           No written claim has been delivered to the Company by a Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries has not filed Tax Returns that the Company or such Subsidiary, as applicable, is or may be subject to taxation in that jurisdiction.

(f)           There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Taxes, except for Permitted Liens.

(g)           Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or any consolidated, combined, unitary or other group, other than any affiliated, consolidated, combined, unitary or other group of which the Company is the common parent.

(h)           The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except for such Taxes as to which the failure to pay or withhold is not material to the Company.

(i)           Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments after the Closing Date.

(j)           Neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)           Neither the Company nor any of its Subsidiaries has engaged in any transaction that has given rise to or would reasonably be expected to give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations promulgated thereunder.

(l)           The Company has provided to MergerCo correct and complete copies of (i) all material Tax Returns filed by the Company or any of its Subsidiaries with respect to which the statute of limitations has not expired and (ii) all material ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, tax opinions, and similar documents or communications sent to or received by the Company or any of its Subsidiaries relating to Taxes.  There are no requests for information currently outstanding from any Governmental Entity that would reasonably be expected to affect the Taxes of the Company or any of its Subsidiaries in any material respect.

(m)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.

(n)           Neither the Company nor any of its Subsidiaries has made since December 31, 2012 or is obligated to make any payment that would not be deductible pursuant to Section 162(m) of the Code.

(o)           Section 3.15(o) of the Company Disclosure Letter sets forth a complete and accurate list of any Subsidiaries for which a “check-the-box” election under Section 7701 of the Code has been made.

Section 3.16        Environmental Liability.  Except for matters that would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws and have obtained or timely applied for all Environmental Permits necessary for their operations as currently conducted; (ii) to the Knowledge of the Company, there have been no Releases of any Hazardous Materials by the Company or any of its Subsidiaries, or at any Real Property or property operated by it or its Subsidiaries that could be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received or entered into any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation under any Environmental Law; and (v) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to have formed the basis of any Environmental Claim against the Company or any of its Subsidiaries.

Section 3.17        Real Properties.

(a)           The Company and each of its Subsidiaries has good and valid title in fee simple to all the Owned Real Property, free and clear of all Liens, except for Permitted Liens.  The Company and each of its Subsidiaries have good and valid leasehold interests in all Leased Real Property, except for Permitted Liens.  All leases under which the Company or any of its Subsidiaries lease any real or personal property are in good standing and are valid and effective against the Company and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms. There is not, under any of such leases, any existing default by the Company or, to the Company’s Knowledge, the counterparties thereto, or an event which, with notice or lapse of time or both, would become a default by the Company or, to the Company’s Knowledge, the counterparties thereto, other than defaults under such leases which have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)           No Real Property is subject to any Order to be sold or is being condemned, expropriated (or the equivalent) or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed in writing by any public authority.

(c)           (i) Either the Company or a Subsidiary of the Company, as the case may be, is in peaceful and undisturbed possession of each parcel of Real Property, and neither the Company nor any Subsidiary has received written notice of any uncured violation of any contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used, (ii) the Real Property and the buildings thereon are in good operating condition and repair and have been maintained in all material respects consistent with standards generally followed in the industries in which the Company and its Subsidiaries operate, and (iii) neither the Company nor any Subsidiary has leased any parcel or any portion of any parcel of Real Property to any other person and no other person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement to which the Company or any Subsidiary is a party, except, in the case of any of such matters described in clauses (i) and (ii), as would not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on any Real Property as such Real Property is currently being used by the Company.

(d)           To the Knowledge of the Company, there are no facts that would prevent the Real Property from being occupied by the Company or any of its Subsidiaries, as the case may be, after the Closing Date in the same manner as occupied by the Company or such Subsidiary immediately prior to the Closing Date.

(e)           Either the Company or one of its Subsidiaries, as the case may be, has in place title insurance policies that are currently effective for all Owned Real Property (collectively, the “Title Insurance Policies”) insuring title in the name of the entity holding the fee interest in such parcel, which policy contains no exceptions from title other than Permitted Liens.  Neither the Company nor any of its Subsidiaries has made any claim under any of the Title Insurance Policies.

(f)           Section 3.17(f) of the Company Disclosure Letter sets forth a true and complete list of all leases relating to the Leased Real Property and any and all ancillary documents pertaining thereto (including all amendments, modifications, side letters, supplements, exhibits, schedules, addenda and restatements thereto and thereof and all consents, including consents for alterations, assignments and sublets, documents recording variations, memoranda of lease, options, rights of expansion, extension, first refusal and first offer) and includes:  (i) the street address or location of each parcel of Leased Real Property, (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property and (iii) the current use of each such parcel of Leased Real Property.

(g)           Section 3.17(g) of the Company Disclosure Letter sets forth a true and complete list of all Owned Real Property and includes:  (i) the street address or location of each parcel of Owned Real Property, (ii) the identity of any lessee or current occupant (if different from the lessor) of each such parcel of Leased Real Property, and (iii) the current use of each such Owned Real Property.

(h)           With respect to each of the leases relating to the Leased Real Property, neither the Company nor any of its Subsidiaries has exercised or given any notice of exercise, or received any notice of exercise by a landlord or sublandlord of, any option, right of first offer or right of first refusal contained in any such lease, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation.

Section 3.18        Permits; Compliance with Laws.

(a)           Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, consents, certificates, registrations, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in compliance with applicable Laws (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits (excluding Company Regulatory Permits), or the failure to be in full force and effect, would not be reasonably expected to have a Company Material Adverse Effect.  No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not be reasonably expected to result in a Company Material Adverse Effect.  The Company and its Subsidiaries are not in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not be reasonably expected to result in a Company Material Adverse Effect.  As of the date of this Agreement, to the Company’s Knowledge, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that would not reasonably be expected to have a Company Material Adverse Effect.  No such suspension, cancellation, violation, breach, default, loss of a benefit, or acceleration of an obligation will result from the transactions contemplated by this Agreement, except for violations, breaches, defaults, losses or accelerations that would not reasonably be expected to result in a Company Material Adverse Effect.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the businesses of the Company and its Subsidiaries is, and since December 31, 2012 has been, operated and conducted in compliance with all applicable Laws and (ii) neither the Company nor any of its Subsidiaries is, or since December 31, 2012, has been, in conflict with, or in default or violation of, (A) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (B) any Company Permits.

Section 3.19        Regulatory Compliance.

(a)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries holds all Company Permits, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the regulations of the FDA promulgated thereunder, and all equivalent or similar Laws of any other Governmental Entity in any jurisdiction applicable to the Company or any of the Company Subsidiaries (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any of its Subsidiaries (the “Company Regulatory Permits”), and

(ii) all such Company Regulatory Permits are valid, and in full force and effect.  Since December 31, 2008, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or, to the Company’s Knowledge, any event giving to others any right of termination, suspension, modification, amendment or cancellation of, with or without notice or lapse of time or both, any Company Regulatory Permit except as would not reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with the terms of all Company Regulatory Permits, and (ii) no event has occurred that, to the Company’s Knowledge, would reasonably be expected to result in the revocation, withdrawal, cancellation, suspension, non-renewal or adverse modification of any Company Regulatory Permit.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Subsidiary has complied with all statutes and regulations administered by the FDA or any Company Regulatory Agency, including, but not limited to: (i) the Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder; and (ii) any applicable state laws or regulations governing the manufacture, marketing, distribution or sale of medical devices.

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect, since December 31, 2008, all applications, submissions, information and data utilized by the Company or its Subsidiaries as the basis for, or submitted by or, to the Company’s Knowledge, on behalf of the Company or its Subsidiaries in connection with, any and all requests for a Company Regulatory Permit relating to the Company or any of its Subsidiaries, and its respective business and products, when submitted to the FDA or other Company Regulatory Agency, were true and correct as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Company Regulatory Agency as required under applicable Laws.  Since December 31, 2008, neither the Company or any of its Subsidiaries, nor to the knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of material fact or fraudulent statement to the FDA or any other Company Regulatory Agency.

(d)           Since December 31, 2008, neither the Company, nor any of its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, as set forth in 56 Fed. Reg. 46191 (September 10, 1991), or similar policies, set forth in any applicable Laws.

(e)           Since December 31, 2008, neither the Company nor any of its officers, nor to the Company’s Knowledge, any of its directors or employees have: (i) been debarred, excluded or received notice of action or threat of action with respect to debarment, exclusion or other action under the provisions of 21 U.S.C. §§ 1320a-7, 45 C.F.R. Part 76, 2 C.F.R. Parts 180 or 376 or any equivalent provisions in any other applicable jurisdiction; or (ii) received notice of or been subject to any other material enforcement action involving the FDA or any other Company Regulatory Agency, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, order or target or no-target letter, and none of the foregoing are pending, or to the knowledge of the Company or any of its Subsidiaries, threatened in writing against same.

Section 3.20        Takeover Statutes; Company Rights Agreement; Company Certificate.

(a)           The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement.  No other takeover statutes apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

(b)           The Company has taken all actions necessary to (a) render the Amended and Restated Rights Agreement, dated as of February 14, 2007, by and between the Company and Computershare Investor Services, LLC (the “Company Rights Agreement”) inapplicable to this Agreement, the Merger or compliance with the terms of this Agreement, (b) ensure that (i) none of MergerCo nor any “affiliate” or “associate” (each as defined in the Company Rights Agreement) of MergerCo, is an “Acquiring Person” (as defined in the Company Rights Agreement), (ii) a “Distribution Date” or a “Share Acquisition Date” (as such terms are defined in the Company Rights Agreement) does not occur and (iii) the rights to purchase Common Stock issued under the Company Rights Agreement do not become exercisable, in the case of clauses (i), (ii) and (iii) solely by reason of the execution of this Agreement, the consummation of the Merger or compliance with the terms of this Agreement and (c) provide that the “Expiration Date” (as defined in the Company Rights Agreement) will occur immediately prior to the Effective Time.

Section 3.21        Interested Party Transactions.  Except for employment Contracts entered into in the ordinary course of business consistent with past practice and filed as an exhibit to a Company SEC Document, Section 3.21 of the Company Disclosure Letter (i) sets forth a correct and complete list of the contracts or arrangements under which the Company has any existing or future liabilities of the type required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (an “Affiliate Transaction”), between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Shares, or (C) any Affiliate of any such officer, director or owner, since December 31, 2012, and (ii) identifies each Affiliate Transaction that is in existence as of the date of this Agreement.  The Company has provided to MergerCo correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) providing for each Affiliate Transaction.

Section 3.22        Information Supplied.  None of the information included or incorporated by reference in the Company Proxy Statement or any other document filed with the SEC in connection with the Merger and the other transactions contemplated by this Agreement (the “Other Filings”) will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by MergerCo or its affiliates, associates or representatives in connection with the preparation of the Company Proxy Statement or the Other Filings for inclusion or incorporation by reference therein.  The Company Proxy Statement and the Other Filings that are filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.23        Intellectual Property.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and any of its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company that the conduct of the business of the Company or any of its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property Rights of any third party, (ii) with respect to each item of Intellectual Property owned by the Company or a Subsidiary of the Company (“Company Owned Intellectual Property”), the Company or any of its Subsidiaries is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business, (iii) with respect to each item of Intellectual Property licensed to the Company or a Subsidiary of the Company (“Company Licensed Intellectual Property”), the Company or any of its Subsidiaries has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property, (iv) to the Company’s Knowledge, the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, (v) to the Company’s Knowledge, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property, (vi) to the Company’s Knowledge, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, (vii) to the Company’s Knowledge, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder and (viii) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any of the Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

Section 3.24        Insurance.  Since December 31, 2012, the Company and its Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are deemed appropriate for companies of the size and financial condition of the Company engaged in businesses similar to those of the Company and its Subsidiaries.

Section 3.25        Customers and Suppliers.  Section 3.25 of the Company Disclosure Letter sets forth a true and complete list of all customers of the Company and its Subsidiaries that have accounted for more than $500,000 in revenue during the 12-month period ended as of March 31, 2013.  Since December 31, 2012, no customer set forth on Section 3.25 of the Company Disclosure Letter and no material supplier of the Company and its Subsidiaries, as applicable,

(i) has cancelled or otherwise terminated any contract with the Company or any Subsidiary prior to the expiration of the contract term, (ii) has returned, or threatened to return, more than $100,000 worth of any of the products, equipment, goods and services purchased from the Company or any Subsidiary, (iii) to the Company’s Knowledge, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Company or its Subsidiaries or to reduce by more than $250,000 its purchase from or sale to the Company or any Subsidiary of any products, equipment, goods or services, or (iv) has delivered or otherwise communicated to the Company any complaint or notice of dispute with respect to any products, equipment, goods or services.  Neither the Company nor any Subsidiary has (i) except as would not reasonably be expected to have a Company Material Adverse Effect, breached any agreement with or (ii) engaged in any fraudulent conduct with respect to, any such customer or supplier of the Company or a Subsidiary.

Section 3.26        Accounts Receivable.  Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the accounts and notes receivable of the Company and its Subsidiaries (i) has arisen from a bona fide sales transaction in the ordinary course of business and is payable on ordinary trade terms, (ii) is the legal, valid and binding obligation of the respective debtor, enforceable against such debtor in accordance with its respective terms, (iii) is not subject to any valid set-off or counterclaim, and (v) is not the subject of any pending Legal Actions brought by or on behalf of the Company or any of its Subsidiaries.  There are no security arrangements or collateral securing the repayment or other satisfaction of receivables of the Company or any of its Subsidiaries.

Section 3.27        Personal Property.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has good and valid title to all of the personal properties and assets, tangible and intangible, that it purports to own, and valid leasehold interests in all of the personal properties and assets, tangible and intangible (other than Intellectual Property), that it purports to lease, in each case including the personal properties and assets reflected in the Company’s most recent balance sheet included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC, but excluding any personal property or assets that are no longer used or useful for the conduct of the business of the Company as presently conducted or that have been disposed of in the ordinary course of business consistent with past practice since December 31, 2012.  All such properties and assets are free and clear of all Liens, except for Permitted Liens.

Section 3.28        Opinion of Financial Advisor.  Brown Gibbons Lang & Company  (the “Company Financial Advisor”) has delivered to the Company Board its written opinion to the effect that, as of the date of such opinion, the Merger Consideration is fair to the stockholders of the Company (other than MergerCo and its Affiliates and their investors) from a financial point of view.  The Company has provided to MergerCo a correct and complete copy of such opinion.  The Company has obtained the authorization of the Company Financial Advisor to include a copy of its opinion in the Company Proxy Statement.

Section 3.29        Brokers and Finders.  Other than VRA Partners, LLC (the “M&A Advisor”) and the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

The Company has provided to MergerCo a correct and complete copy of all agreements between the Company, the M&A Advisor and the Company Financial Advisor under which any payment obligation relating to the Merger or such other transactions may arise.

Section 3.30        No Other Company Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to MergerCo or any of its respective Affiliates, stockholders or Representatives, or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MERGERCO

Except as set forth in the letter (the “MergerCo Disclosure Letter”) delivered by MergerCo to the Company concurrently with the execution of this Agreement (it being understood that any matter disclosed in any section of the MergerCo Disclosure Letter will be deemed to be disclosed in any other section of the MergerCo Disclosure Letter to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section), MergerCo hereby represents and warrants to the Company as follows:

Section 4.1          Organization and Power.  MergerCo is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware.  MergerCo has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2          Corporate Authorization.  MergerCo has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by MergerCo and the consummation by MergerCo of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of MergerCo.

Section 4.3          Enforceability.  This Agreement has been duly executed and delivered by MergerCo and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of MergerCo, enforceable against MergerCo in accordance with its terms.

Section 4.4          Governmental Authorizations.  The execution, delivery and performance of this Agreement by MergerCo and the consummation by MergerCo of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity other than:  (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) applicable requirements of the Exchange Act; (iii) the filing with the SEC of the Company Proxy Statement;

(iv) any filings required by, and any approvals required under, the rules and regulations of the NYSE; (v) any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity identified in Section 4.4 of the MergerCo Disclosure Letter; and (vi) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a MergerCo Material Adverse Effect.

Section 4.5          Non-Contravention.  The execution, delivery and performance of this Agreement by MergerCo and the consummation by MergerCo of the transactions contemplated by this Agreement do not and will not:

(i)           contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of MergerCo; or

(ii)           contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to MergerCo or any of its respective Subsidiaries or by which any assets of MergerCo or any of its Subsidiaries are bound (assuming that all consents, approvals, authorizations, filings and notifications described in this Section 4.5 have been obtained or made), except as would not reasonably be expected to have a MergerCo Material Adverse Effect.

Section 4.6          Information Supplied.  None of the information supplied by or on behalf of MergerCo for inclusion in the Company Proxy Statement or the Other Filings will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.7          Financing.

(a)           MergerCo has delivered to the Company true and complete copies of (i) the executed commitment letter, dated as of the date of this Agreement (the “Debt Financing Letter”), made by and among MergerCo and each of the Debt Financing Sources party thereto pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the transactions contemplated by this Agreement (the “Debt Financing”), and (ii) the executed equity commitment letters, dated as of the date of this Agreement (the “Equity Financing Letters” and together with the Debt Financing Letter, the “Financing Letters”), from the equity investors in MergerCo identified in Section 4.7 of the MergerCo Disclosure Letter (the “Equity Investors”), pursuant to which such parties have committed, subject to the terms thereof, to provide or cause to be provided the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).  Prior to the date of this Agreement, (i) none of the Financing Letters has been amended or modified and (ii) the respective commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect.

The Financing Letters, in the form so delivered to the Company on the date hereof, are, as of the date hereof, in full force and effect and, as of the date hereof, each constitutes a legal, valid and binding obligation of MergerCo, and to the best Knowledge of MergerCo, the other parties thereto.  Except as specifically set forth in the applicable Financing Letters, (a) there are no conditions to the obligations of (i) the Equity Investors to fund the Equity Financing contemplated by the Equity Financing Letters and (ii) each Debt Financing Source that is party thereto as a lender (each, a “Lender”) to fund the Debt Financing contemplated by the applicable Debt Financing Letters, and (b) there are no contingencies pursuant to any contract, agreement or understanding relating to the transactions contemplated by this Agreement to which MergerCo is a party that would permit either the Equity Investors or the Lenders to reduce the total amount of the Financing contemplated by the Financing Letters (except as set forth in the Debt Financing Letter).  Assuming the accuracy of the Company’s representations and warranties set forth in Article III, as of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of MergerCo under any term or condition of the Financing Letters.  Assuming the accuracy of the Company’s representations and warranties set forth in Article III and assuming the satisfaction of the conditions set forth in Section 6.2(b) with respect to the Company’s obligations under Section 5.14(b), as of the date hereof, MergerCo does not have any Knowledge of any event that would be reasonably likely to cause it to be unable to satisfy on a timely basis any term or condition of Closing to be satisfied by it contained in the Financing Letters.  MergerCo has paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Financing Letters.

(b)           Subject to the funding of the financing set forth in the Financing Letters in accordance with their terms, the aggregate proceeds of the Financing contemplated by the Financing Letters is sufficient to enable MergerCo to pay the Merger Consideration and consummate the transactions contemplated by this Agreement.  Subject to the requirements set forth in Section 5.14, the Debt Financing Letter may be superseded at the option of MergerCo after the date of this Agreement but prior to the Effective Time by instruments (the “New Debt Financing Letters”) which replace the existing Debt Financing Letter and/or contemplate co-investment by or financing from one or more other or additional parties.  In such event, the term “Financing Letter” as used herein shall be deemed to include the New Debt Financing Letters to the extent then in effect.

Section 4.8          Limited Guaranty.

(a)           Concurrently with the execution and delivery of this Agreement, MergerCo has delivered to the Company a Limited Guaranty executed by Guarantor in favor of the Company in the form attached hereto as Exhibit A, pursuant to which and subject to the terms and conditions contained therein, the Guarantor guarantees to the Company the obligations of MergerCo to the extent set forth therein.  The Limited Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Limited Guaranty.

(b)           On the date hereof and through the earlier of the date of the Closing or the date MergerCo pays to the Company the MergerCo Termination Fee, Guarantor owns and holds the assets set forth in Section 4.8(b) of the MergerCo Disclosure Letter, free and clear of all Liens.

Section 4.9          Interim Operations of MergerCo.  MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.10        Solvency.  As of the Effective Time, immediately after giving effect to the transactions contemplated by this Agreement (including the Merger, the Financing being entered into in connection therewith and all related fees and expenses paid in connection therewith) and assuming (i) the accuracy of the representations and warranties of the Company set forth in Article III and (ii) that any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that are reasonable:

(a)           the value of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis shall exceed the sum of their debts;

(b)           the Surviving Corporation and its Subsidiaries on a consolidated basis shall be able to pay their respective debts and obligations in the ordinary course of business as they become due; and

(c)           the Surviving Corporation and its Subsidiaries on a consolidated basis shall have adequate capital to carry on their businesses.

Section 4.11        No Other MergerCo Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither MergerCo or any of its Subsidiaries, nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to MergerCo or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Affiliates, stockholders or Representatives, or any other Person.

ARTICLE V

COVENANTS

Section 5.1          Conduct of Business of the Company.  Except as (i) expressly required or expressly contemplated by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1 of the Company Disclosure Letter, or (iv) consented to by MergerCo in writing, from and after the date of this Agreement, the Company will, and will cause each of its Subsidiaries to: (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use all reasonable efforts to maintain and preserve intact its business organization, including the services of its key employees and the goodwill of its customers, lenders, distributors, suppliers, regulators and other Persons with whom it has significant business relationships.  Without limiting the generality of the foregoing, except as (a) expressly required or expressly contemplated by this Agreement, (b) as required by applicable Law or (c) set forth in Section 5.1 of the Company Disclosure Letter, from the date of this Agreement, the Company will not, and will cause each of its Subsidiaries not to, without the prior written consent of MergerCo, take any of the following actions:

(a)           propose or adopt any changes to the Company Organizational Documents;

(b)           make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by a wholly owned Subsidiary to its parent corporation in the ordinary course of business;

(c)           (i) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock, (ii) repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offer to do the same, (iii) issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (other than pursuant to the exercise of Stock Options in accordance with the terms of the applicable award or plan as in effect on the date of this Agreement), (iv) enter into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, except in each case as permitted under Section 5.1(d), or (v) register for sale, resale or other transfer any Shares under the Securities Act on behalf of the Company or any other Person;

(d)           except for payments due under existing agreements and arrangements as provided in Section 3.13(a) of the Company Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to, or make any payment not otherwise due to, any of its past or present directors, officers, employees, or other service providers, except, in the case of officers and employees, for increases in the ordinary course of business consistent with past practice in timing and amount and not involving the individuals listed in Section 5.1(d) of the Company Disclosure Letter, if any, (ii) grant any severance or termination pay to any of its past or present directors, officers, employees, or other service providers, other than additional payments to present employees not exceeding in the aggregate the amount set forth in Section 5.1(d)(ii) of the Company Disclosure Letter and not involving the individuals listed in Section 5.1(d) of the Company Disclosure Letter, if any, (iii) enter into any new employment or severance agreement with any of its past or present directors, officers, employees, or other service providers, other than such agreements for present employees that provide for additional payments not exceeding in the aggregate the amount set forth in Section 5.1(d)(iii) of the Company Disclosure Letter and not involving the individuals listed in Section 5.1(d) of the Company Disclosure Letter, if any, (iv) establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (v) contribute any funds to a “rabbi trust” or similar grantor trust, (vi) change any actuarial assumptions currently being utilized with respect to Company Benefit Plans, or (vii) grant any equity or equity-based awards to directors, officers or employees, except in each case to the extent required by applicable Laws or by existing Company Benefit Plans set forth in Section 3.13(a) of the Company Disclosure Letter;

(e)           merge or consolidate the Company or any of its Subsidiaries with any Person;

(f)           sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a Company Joint Venture), other than sales of assets in the ordinary course of business consistent with past practice;

(g)           mortgage or pledge any of its material assets (tangible or intangible), or create, assume or suffer to exist any Liens thereupon, other than Permitted Liens;

(h)           make any material acquisitions, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination (including formation of a Company Joint Venture) that exceed, in the aggregate, the amount set forth in Section 5.1(h) of the Company Disclosure Letter, except for purchases and sales of cash equivalents from time to time in accordance with the Company’s bona fide investment policy, or make any property transfer(s) or material purchase(s) of any property or assets other than in the ordinary course of business, to or from any Person (other than a wholly owned Subsidiary of the Company) that exceed, in the aggregate, the amount set forth in Section 5.1(h) of the Company Disclosure Letter;

(i)           enter into, renew, extend, amend or terminate any Contract or Contracts that, individually or in the aggregate with other such entered, renewed, extended, amended or terminated Contracts, could reasonably be expected to have a Company Material Adverse Effect or MergerCo Material Adverse Effect;

(j)           incur, assume, guarantee or prepay any indebtedness for borrowed money or offer, place or arrange any issue of debt securities or commercial bank or other credit facilities, in either case other than any of the foregoing that is both in the ordinary course of business and could not reasonably be expected to delay, adversely affect, compete with or impede any part of the Debt Financing or the ability of the borrowers thereunder to obtain any part of the Debt Financing or cause the breach of any provisions of the Debt Financing Letter or cause any condition set forth in the Debt Financing Letter not to be satisfied;

(k)           make any loans, advances or capital contributions to, acquisitions of or investments in, any other Person in excess of $50,000 in the aggregate for all such loans, advances, contributions, acquisitions and investments, other than loans, advances or capital contributions to or among wholly owned Subsidiaries or as required by customer contracts entered in the ordinary course of business consistent with past practice;

(l)           authorize or make any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $250,000 above the capital expenditures provided for in the Company’s budget for the remaining portion of fiscal year 2013 (a copy of which 2013 budget has been provided to MergerCo) and for any portion of fiscal 2014 prior to the Closing Date, if applicable (a copy of which 2014 budget has been provided to MergerCo);

(m)           change its financial accounting policies or procedures in effect as of December 31, 2012, other than as required by Law or GAAP, or write up, write down or write off the book value of any assets of the Company and its Subsidiaries, other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by Law or GAAP;

(n)           waive, release, assign, settle or compromise (A) any Legal Actions relating to the Merger or the other transactions contemplated hereby or (B) any other Legal Actions other than, in the case of this clause (B), waivers, releases, assignments, settlements or compromises in the ordinary course of business consistent with past practice that involve only the payment by the Company of monetary damages not in excess of $50,000 individually or $250,000 in the aggregate, in any case without the imposition of equitable relief or any restrictions on the business and operations of, on, or the admission of any wrongdoing by, the Company or any of its Subsidiaries;

(o)           adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than immaterial Subsidiaries);

(p)           settle or compromise any material Tax audit, make or change any material Tax election or file any material amendment to a material Tax Return, change any annual Tax accounting period or adopt or change any Tax accounting method, enter into any material closing agreement, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(q)           enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction;

(r)           permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property;

(s)           (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company Owned Intellectual Property or Company Licensed Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company Owned Intellectual Property or Company Licensed Intellectual Property, except in the ordinary course of business consistent with past practice, (iii) develop, create or invent any Intellectual Property jointly with any third party, except under existing arrangements that have been disclosed to MergerCo,

(iv) disclose or allow to be disclosed any confidential information or confidential Company Owned Intellectual Property or Company Licensed Intellectual Property to any person, other than employees of the Company or its Subsidiaries or third parties that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, except under existing arrangements that have been disclosed to MergerCo, or (v) fail to notify MergerCo promptly of any infringement, misappropriation or other violation of or conflict with any material Company Owned Intellectual Property or Company Licensed Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to consult with MergerCo regarding the actions (if any) to take to protect such Company Owned Intellectual Property or Company Licensed Intellectual Property;

(t)           fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(u)           fail to maintain (with insurance companies substantially as financially responsible as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the Company’s and its Subsidiaries’ past practice; or

(v)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.2          Other Actions.

(a)           MergerCo and the Company will not, and will cause their respective Subsidiaries not to, take or omit any action that would reasonably be expected to, individually or in the aggregate, result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed, except, in the case of the Company, to the extent the Company Board withdraws, modifies or amends the Company Board Recommendation to the extent permitted by Section 5.4(f).

(b)           The Company shall provide to MergerCo, not later than five (5) Business Days prior to the Closing Date, a “date-down” endorsement to each of the Title Insurance Policies.

Section 5.3          Access to Information; Confidentiality.

(a)           Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide MergerCo and its Representatives, Equity Investors and Debt Financing Sources, during normal business hours and upon reasonable advance notice (i) such access to the officers, management employees, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company) as MergerCo reasonably may request and (ii) all documents that MergerCo reasonably may request.  Notwithstanding the foregoing, MergerCo and its Representatives shall not have access to any books, records and other information the disclosure of which would, in the Company’s good faith opinion after consultation with legal counsel, result in the loss of attorney-client privilege or would violate the terms of a confidentiality agreement, provision or like obligation

(provided that the Company shall use reasonable efforts to obtain a waiver therefrom for the benefit of MergerCo) with respect to such books, records and other information.  The parties will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

Section 5.4          Solicitation.

(a)           During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on September 6, 2013 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to:  (i) initiate, solicit and encourage Takeover Proposals from Persons that in the Company Board’s good faith judgment are credible and bona fide, including by way of providing access to non-public information to such Persons pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly notify MergerCo whenever it provides access to any such non-public information or enters into an Acceptable Confidentiality Agreement and shall promptly make available to MergerCo any material non-public information concerning the Company or its Subsidiaries that is made available to any Person given such access which was not previously made available to MergerCo; and (ii) enter into and maintain or continue discussions or negotiations with respect to a Takeover Proposal initiated, solicited or encouraged pursuant to clause (i) of this Section 5.4(a) or otherwise cooperate with or assist or participate in, or facilitate any such Takeover Proposal.

(b)           Subject to Section 5.4(f), from the No-Shop Period Start Date until the Effective Time, the Company agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall not authorize its and its Subsidiaries’ Representatives to, directly or indirectly:

(i)           initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers or any other efforts or attempts that constitute, or would reasonably be expected to lead to, a Takeover Proposal;

(ii)           participate or engage in any negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person in connection with a Takeover Proposal;

(iii)           withdraw, modify or amend the Company Board Recommendation in any manner adverse to MergerCo;

(iv)           approve, endorse or recommend any Takeover Proposal;

(v)           enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to a Takeover Proposal; or

(vi)           resolve, propose or agree to do any of the foregoing.

(c)           Except as may relate to any Person from whom the Company has received, on or after the date of this Agreement and prior to the No-Shop Period Start Date, a bona fide written Takeover Proposal that the Company Board determines in good faith after receiving the advice of its financial advisors and outside legal counsel constitutes, or is reasonably likely to result in, a Superior Proposal and with respect to which the requirements of Section 5.4(f)(i) and (ii) have otherwise been satisfied (each such Person, an “Excluded Party”) (which determination, with respect to any Excluded Party, shall have been made by the Company Board no later than the No-Shop Period Start Date), from the No-Shop Period Start Date until the Effective Time, (i) the Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make a Takeover Proposal, and (ii) the Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with such Person’s consideration of a Takeover Proposal (other than the parties hereto and each of their respective advisors) return or destroy all non-public information provided to that Person by or on behalf of the Company.  The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4.

(d)           Within 24 hours of the No-Shop Period Start Date, the Company shall notify MergerCo in writing of the identity of each Excluded Party and provide to MergerCo (i) a copy of any Takeover Proposal made in writing and any other written terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries and (ii) a written summary of the material terms and conditions of each such Takeover Proposal not made in writing (including any terms proposed orally or supplementally).

(e)           From the No-Shop Period Start Date until the Effective Time, the Company shall notify MergerCo promptly (and in any event by 5:00 p.m. Eastern Time on the following Business Day) upon receipt by it or its Subsidiaries or Representatives of (i) any Takeover Proposal or indication by any Person that it is considering making a bona fide Takeover Proposal (including any amended terms or proposals submitted by an Excluded Party), (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal.  The Company shall notify MergerCo promptly (and in any event by 5:00 p.m. Eastern Time on the following Business Day) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a description of such bona fide Takeover Proposal, indication, inquiry or request), including any modifications thereto.  From the No-Shop Period Start Date until the Effective Time, the Company shall keep MergerCo reasonably informed on a current basis (and in any event by 5:00 p.m. Eastern Time on the Business Day following the occurrence of any changes, developments, discussions or negotiations) of the status of any such Takeover Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

Without limiting the foregoing, from the No-Shop Period Start Date until the Effective Time, the Company shall promptly (and in any event by 5:00 p.m. Eastern Time on the following Business Day) notify MergerCo orally and in writing if it determines to begin providing information or to engage in negotiations with any Person concerning a Takeover Proposal pursuant to Section 5.4(f).  The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person, and neither the Company nor any of its Subsidiaries is or will become party to any agreement, which prohibits the Company from providing such information to MergerCo.  The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

(f)           Notwithstanding the foregoing, the Company shall be permitted, if it has otherwise complied with its obligations under this Section 5.4, but only prior to the receipt of the Requisite Company Vote to:

(i)           engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person and (B) the Company Board determines in good faith (1) after receiving the advice of its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (2) after receiving the advice of its outside legal counsel, that failure to take such action could be reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws;

(ii)           furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person and (B) the Company Board determines in good faith (1) after receiving the advice of its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (2) after receiving the advice of its outside legal counsel, that failure to take such action could be reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws, but only so long as the Company concurrently discloses the same such non-public information to MergerCo if such non-public information has not previously been disclosed to MergerCo;

(iii)           withdraw, modify or amend the Company Board Recommendation in a manner adverse to MergerCo (a “Recommendation Change”) if there shall have been any material event, development, circumstance, occurrence or change in circumstances or facts which first occurred (or of which the Company Board first became aware) after the date hereof, which was not reasonably foreseeable by the Company Board, and the Company Board shall have determined in good faith, after receiving the advice of outside legal counsel, failure to take such action would be reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws;

provided that if such Recommendation Change is in response to or relates to a Takeover Proposal, then such Recommendation Change shall be taken only in compliance Section 5.4(f)(iv); and

(iv)           in response to a Takeover Proposal (including any Takeover Proposal submitted prior to the No-Shop Period Start Date) not solicited in violation of this Section 5.4 which the Company Board has determined in good faith, after receiving the advice of its financial advisors and outside legal counsel, constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by MergerCo pursuant to the provisos to this paragraph, (x) effect a Recommendation Change or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, such termination to be effective only if in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a); provided that neither the Company Board nor any committee thereof shall make a Recommendation Change or terminate this Agreement unless: (1) the Company Board has determined in good faith, after receiving the advice of its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws, (2) the Company shall have given MergerCo prompt written notice advising MergerCo of (A) the decision of the Company Board to take such action and (B) the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents, (3) the Company shall have given MergerCo four (4) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with MergerCo with respect to such proposed revisions or other proposal, if any, and (4) at the end of such period, the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by MergerCo, if any, after receiving the advice of its outside legal counsel, that (A) in the case of a Recommendation Change, such action would be reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws and (B) in the case of a termination of this Agreement, that such Takeover Proposal remains a Superior Proposal relative to the Merger, as supplemented by any counterproposals made by MergerCo; provided that in the event the Company Board does not make the determination referred to in clause (4) of this paragraph but thereafter determines to effect a Recommendation Change or to terminate this Agreement pursuant to this Section 5.4(f)(iv), the procedures referred to in clauses (1)–(4) above shall apply anew and shall also apply to any subsequent Recommendation Change or termination pursuant to this Section 5.4(f)(iv); provided that the procedures referred to in clauses (3) and (4) above shall not be required with respect to a Takeover Proposal made by a party that has made a prior Takeover Proposal following the date of this Agreement if the Company shall have previously complied with clauses (1)–(3) with respect to such prior Takeover Proposal.

(g)           Section 5.4(c) shall not prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or from making any disclosure to the Company’s stockholders if the Company Board determines in good faith that failure to make such disclosure would be reasonably likely to be inconsistent with the Company Board’s fiduciary obligations to the stockholders of the Company under applicable Law (other than any disclosure prohibited by Section 5.4(c)); provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be a Recommendation Change unless the Company Board (x) expressly reaffirms its recommendation to its stockholders in favor of adoption of this Agreement or, (y) rejects such other Takeover Proposal.

(h)           The Company shall not take any action to (i) amend the Company Rights Agreement or redeem the Rights (as defined in the Company Rights Agreement), or (ii) exempt any Person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply; in each case, unless such actions are taken simultaneously with a termination of this Agreement.

Section 5.5          Notices of Certain Events.

(a)           The Company will notify MergerCo promptly of (i) any communication from any Governmental Entity or any counterparty to any Contract that alone, or together with all other Contracts with respect to which communication is received, is material to the Company and its Subsidiaries, taken as a whole, alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) any Legal Actions commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), and (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c) or Section 6.2(e) of this Agreement not to be satisfied or result in such satisfaction being materially delayed.  With respect to any of the foregoing, the Company will consult with MergerCo and its Representatives so as to permit the Company and MergerCo and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(b)           MergerCo will notify the Company promptly of (i) any communication from any Governmental Entity alleging that the consent of such Governmental Entity (or other Governmental Entity) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from MergerCo or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from MergerCo or its Representatives), or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed.

Section 5.6          Proxy Material; Company Stockholders Meeting.

(a)           In connection with the Company Stockholders Meeting, the Company will (i) as promptly as practicable after the date of this Agreement (but in any event within 15 Business Days) prepare and file with the SEC the Company Proxy Statement relating to the Merger and the other transactions contemplated hereby, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will provide copies of such comments to MergerCo promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file (after MergerCo has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use reasonable best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable, the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Stockholders Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders (in the case of the Company Proxy Statement) any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Stockholders Meeting, and (vi) otherwise use reasonable best efforts to comply with all requirements of Law applicable to the Company Stockholders Meeting and the Merger.  MergerCo shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under the Exchange Act.  The Company will provide MergerCo a reasonable opportunity to review and comment upon the Company Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC.

(b)           The Company Proxy Statement will include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation to the extent permitted under Section 5.4(f).

(c)           The Company will call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote.

(d)           The written consent of MergerCo will be required to adjourn or postpone the Company Stockholders Meeting; provided, that, in the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Vote, the Company will not adjourn or postpone the Company Stockholders Meeting unless the Company is advised by counsel that failure to do so would result in a breach of the U.S. federal securities laws.  The Company will (i) use reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (ii) subject to Section 5.4(f), take all other reasonable action necessary to secure the Requisite Company Vote.  Notwithstanding anything herein to the contrary, unless this Agreement is terminated in accordance with Section 7.1, Section 7.2, Section 7.3 or Section 7.4, the Company will take all of the actions contemplated by this Section 5.6 regardless of whether the Company Board (or any committee thereof) has approved, endorsed or recommended another Takeover Proposal or has withdrawn, modified or amended the Company Board Recommendation, and will submit this Agreement for adoption by the stockholders of the Company at such meeting.

Section 5.7          Employees; Benefit Plans.

(a)           For a period of one year following the Closing Date (the “Continuation Period”), the Surviving Corporation will provide current employees of the Company and its Subsidiaries as of the Effective Time who continue employment with the Surviving Corporation (“Employees”) with compensation and benefits that are no less favorable in the aggregate than those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (excluding equity-based programs) in effect at the Effective Time (it being understood that discretionary incentive programs will remain discretionary); provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable Law.  Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee for any reason for which the Company could have terminated such Employee prior to the Effective Time.

(b)           The Surviving Corporation and its Affiliates will honor all Company Benefit Plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements.  During the Continuation Period, the Surviving Corporation will provide all Employees (other than those covered by an individual agreement providing severance benefits outside the Company’s severance policies) who suffer a termination of employment with severance benefits no less favorable than those that would have been provided to such Employees under the Company’s severance policies as in effect immediately prior to the Effective Time.

(c)           For all purposes under the employee benefit plans of the Surviving Corporation and its Affiliates providing benefits to any Employees after the Effective Time (the “New Plans”), each Employee will be credited with his or her years of service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under the corresponding Company Benefit Plan, except for purposes of benefit accrual under defined benefit plans, for any purpose where service credit for the applicable period is not provided to participants generally, and to the extent such credit would result in a duplication of accrual of benefits.  In addition, and without limiting the generality of the foregoing, (i) each Employee immediately will be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, the Surviving Corporation will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)           No provision of this Section 5.7 will create any third party beneficiary rights in any current or former employee, director or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.

Section 5.8          Directors’ and Officers’ Indemnification and Insurance.

(a)           In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation, in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time, the Surviving Corporation (the “Indemnifying Party”) will, from and after the Effective Time, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and required by the Company Organizational Documents (or any similar organizational document) of the Company or any of its Subsidiaries, when applicable, and any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim, action, suit, proceeding or investigation; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation.  It shall be a condition to the advancement of any amounts to be paid in respect of legal and other fees and expenses that the Surviving Corporation receive an undertaking by the Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law.

(b)           The Surviving Corporation will (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers, of at least the same coverage and amounts containing terms and conditions that are no less favorable to the directors and officers of the Company) or

(ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”).  If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

(c)           The provisions of this Section 5.8 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.8 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational document) of the Surviving Corporation or any of its Subsidiaries or otherwise.

(d)           Following the Effective Time, the Surviving Corporation and each of its Subsidiaries shall include and maintain in effect in their respective certificate of incorporation or bylaws (or similar organizational document) for a period of six (6) years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, with respect to each such entity, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such organizational documents as of the date of this Agreement.

(e)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Persons, or (ii) transfers all or substantially all of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors, assigns or transferees assume the obligations set forth in this Section 5.8.

Section 5.9          Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement;

provided, however, that without the prior written consent of MergerCo, the Company and its Subsidiaries may not pay or commit to pay any amount of cash or other consideration, or incur or commit to incur any liability or other obligation, in connection with obtaining such consent, approval or waiver, (iii) subject to first having used reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of this Agreement.

(b)           MergerCo and the Company will cooperate and consult with each other in connection with the making of all such filings and any other material actions pursuant to this Section 5.9, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns.  The Company shall not file any such document or take such action if MergerCo has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or (ii) cause a condition set forth in Article VI to not be satisfied in a timely manner.  The Company shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of MergerCo.

(c)           Each of MergerCo and the Company will promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement.  If MergerCo or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.  Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d)           Notwithstanding anything herein to the contrary, no party is required to, and the Company may not, without the prior written consent of MergerCo, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or Order to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders could reasonably be expected to have a material adverse impact on the business of the Company and its Subsidiaries, taken as a whole.  Notwithstanding anything in this Agreement to the contrary, the Company will, upon the request of MergerCo, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs.

Section 5.10        Public Announcements.  MergerCo and the Company will consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement.  Neither MergerCo nor the Company will issue any such press release or make any such public statement prior to such consultation, except to the extent that the disclosing party determines in good faith it is required to do so by applicable Laws or NYSE requirements, in which case that party will use reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

Section 5.11        Stock Exchange Listing.

(a)           Prior to the Effective Time, the Company shall cooperate with MergerCo and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

(b)           Promptly following the Effective Time, the Surviving Corporation will cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act.

Section 5.12        Fees and Expenses.  Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) will be paid by the party incurring those Expenses, except as otherwise provided in Section 5.14 and Section 7.6.

Section 5.13        Takeover Statutes.  If any takeover statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of MergerCo and the Company and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.14        Financing.

(a)           MergerCo shall use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Letters, including using its reasonable best efforts to (i) maintain in effect the Debt Financing Letter and negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms not materially less favorable to MergerCo or on terms otherwise acceptable to the Company, (ii) to satisfy on a timely basis all conditions applicable to MergerCo in such definitive agreements and Financing Letters that are within its control and (iii) to consummate the Financing at or prior to the Closing.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Letter, MergerCo shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources as promptly as practicable following the occurrence of such event.  MergerCo shall deliver to the Company a copy of any proposed amendment, modification, waiver or supplement to a Financing Letter at least two (2) Business Days prior to the proposed execution of the same. MergerCo shall not enter into any amendment, modification, waiver or supplement to a Financing Letter without the prior written consent of the Company if such amendment, modification, waiver or supplement (x) imposes additional conditions to the funding obligations thereunder, (y) reduces the amount of the financing committed thereunder to an amount that, when combined with the amounts committed pursuant to the other Financing Letters, would be insufficient to consummate the transactions contemplated by this Agreement or (z) would reasonably be expected to materially delay or prevent the Closing Date or to make the funding of such financing materially less likely to occur. MergerCo will pay when due all fees due and payable under the Financing Letters as and when they become payable. MergerCo shall keep the Company reasonably apprised of material developments relating to the Financing (and in no event later than 48 hours after any such material development).

(b)           Prior to the Effective Time, in each case at MergerCo’s sole expense, the Company shall provide, and shall cause its Subsidiaries, and shall use all its reasonable best efforts to cause their respective Representatives, including legal and accounting, to provide commercially reasonable cooperation requested by MergerCo in connection with the Financing and the other transactions contemplated by this Agreement, including (i) participation in meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective Lenders under and purchasers of, the Debt Financing, and members of the Company’s senior management, and advisors and Representatives to and of the Company), presentations, road shows, lender presentations, due diligence sessions, and sessions with rating agencies, (ii) providing to MergerCo and the Debt Financing Sources such information as is reasonably requested in connection with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing (including, in any event, all information required to be provided to the Debt Financing Sources under the terms of the Debt Financing Letter (including projections), and including, to the extent necessary, an additional bank information memorandum that does not include material non-public information),

(iii) preparing of any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents to be entered into and delivered as of the Effective Time as may be reasonably requested by MergerCo (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters provided that the chief financial officer of MergerCo certifies matters relating to MergerCo) and otherwise reasonably facilitating the pledging of collateral, (iv) furnishing MergerCo and its Financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by MergerCo, (v) furnishing MergerCo and its Financing sources with updated appraisals and Phase I Environmental Site Assessments, in each case with respect to the Real Property, (vi) satisfying the conditions precedent to the availability of the Financing as set forth in the Debt Financing Letters (to the extent the satisfaction of such conditions requires actions by, or the cooperation of, the Company), including obtaining, or assisting MergerCo in obtaining, all requisite consents and authorizations to the Financing and the other transactions contemplated by this Agreement from all Governmental Entities from whom such consents or authorizations are required, (vii) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as of the Closing Date, in each case as reasonably requested by MergerCo a reasonable period of time before the Closing Date, (viii) commencing from the date hereof, providing GAAP-compliant unaudited consolidated (and, to the extent available, consolidating) balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for (A) each fiscal quarter of the Company within 40 days of the end of each fiscal quarter end prior to the Closing Date, and (B) for each fiscal month of the Company following the most fiscal quarter for which financial statements were provided as described in the preceding clause (A) within 25 days of the end of each such fiscal month prior to the Closing Date, (ix) providing direct contact between senior management, Representatives and advisors of the Company, on the one hand, and the Lenders, on the other hand, and (x) taking such other action as reasonably requested by or on behalf of MergerCo a reasonable period of time before the Closing Date to (A) permit the prospective Lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements as of the Effective Time in connection with the foregoing.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing.

(c)            MergerCo acknowledges and agrees that, prior to the Effective Time, the Company and its Subsidiaries and their Representatives shall not have any responsibility for, or incur any liability to any person under, any financing that MergerCo may raise or seek to raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 5.14 and that MergerCo shall indemnify and hold harmless the Company, its Subsidiaries and their Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any financing MergerCo elects to seek and any information utilized in connection therewith except for:

(i)           as to financial statements or other information appearing in a Company SEC Document, any incorrectness or omission that renders the Company SEC Document materially false or materially misleading; or

(ii)            as to information provided pursuant to clause (b)(ii), (b)(iv) or (b)(v) of this Section 5.14 other than financial statements or other information appearing in a Company SEC Document, any such information that was materially false or misleading when provided and such falsity or misleading character was known to the Company or resulted from the Company’s gross negligence.

Section 5.15        Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS

Section 6.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)           Company Stockholder Approval.  This Agreement will have been duly adopted by the Requisite Company Vote.

(b)           Regulatory Approvals.  All approvals or consents identified in Section 3.5 of the Company Disclosure Letter shall have been obtained except those approvals or consents the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.  In the case of the obligation of MergerCo, the consents, approvals, decisions or waiting period expirations or terminations shall have occurred or been obtained free of any condition, limitation, requirement, or Order that would reasonably be expected to have a Company Material Adverse Effect or MergerCo Material Adverse Effect.

(c)           No Injunctions or Restraints.  No Governmental Entity will have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.2          Conditions to Obligations of MergerCo.  The obligations of MergerCo to effect the Merger are also subject to the satisfaction or waiver by MergerCo on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  (i)  The representations and warranties of the Company contained in Section 3.2, Section 3.3(a)–(d) and Section 3.7(a) shall be true and correct in all respects (except, in the case of Section 3.3(a)–(d) for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and

(ii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the events, states of facts, circumstances, developments, changes or effects causing the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set forth therein) do not have, and would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance of Covenants.  The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c)           Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, state of fact, circumstance, development, change or effect that would reasonably be expected to have a Company Material Adverse Effect.

(d)           Officers Certificate.  MergerCo will have received a certificate, signed by an officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e)           Absence of Pending Litigation.  No proceeding instituted by a Governmental Entity seeking any Laws or Orders having the effects contemplated by Section 6.1(c) shall be pending.

Section 6.3          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of MergerCo set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the events, state of facts, circumstances, developments, changes or effects causing the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or MergerCo Material Adverse Effect set forth therein) do not have, and would not reasonably be expected to have a MergerCo Material Adverse Effect.

(b)           Performance of Covenants.  MergerCo shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c)           Officers Certificate.  The Company will have received a certificate, signed by an officer of MergerCo, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1          Termination by Mutual Consent.  This Agreement may be terminated, whether before or after receipt of the Requisite Company Vote, at any time prior to the Effective Time by mutual written consent of MergerCo and the Company.

Section 7.2          Termination by Either MergerCo or the Company.  This Agreement may be terminated by either MergerCo or the Company at any time prior to the Effective Time:

(a)           whether before or after receipt of the Requisite Company Vote, if the Merger has not been consummated by December 31, 2013 (the “Outside Date”), except that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b)           if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or

(c)           whether before or after receipt of the Requisite Company Vote, if any Law prohibits consummation of the Merger or if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3          Termination by MergerCo.  This Agreement may be terminated by MergerCo at any time prior to the Effective Time:

(a)           if (i) the Company Board (or any committee thereof) makes a Recommendation Change, (ii) the Company Board (or any committee thereof) approves, endorses or recommends any Takeover Proposal other than the Merger, or (iii) the Company or the Company Board (or any committee thereof) resolves or announces its intention to do any of the foregoing, in any case whether or not permitted by Section 5.4;

(b)           if the Company (i) materially breaches its obligations under Section 5.4, Section 5.6(b) or Section 5.6(d), or the Company Board or any committee thereof shall resolve to do any of the foregoing or (ii) (A) materially breaches its obligations under Section 5.6(a) (so long as MergerCo is not then in material breach of its obligations set forth in Section 5.6(a)) or Section 5.6(c) and (B) such breach is not cured within 10 Business Days after the Company’s receipt of written notice asserting such breach or failure from MergerCo; provided, however, that MergerCo is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.3(a) or Section 6.3(b) not to be satisfied;

(c)           if a breach or failure of any representation, warranty or covenant of the Company contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) is incapable of being cured by the Outside Date; provided, however, that MergerCo is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(d)           if a Company Material Adverse Effect shall occur and be continuing and  is incapable of being cured by the Outside Date.

Section 7.4          Termination by the Company.  This Agreement may be terminated by the Company at any time prior to the Effective Time:

(a)           if a breach or failure of any representation, warranty or covenant of MergerCo contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) is incapable of being cured by the Outside Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.2(a), Section 6.2(b), Section 6.2(c) or Section 6.2(e) not to be satisfied; or

(b)           pursuant to and in accordance with Section 5.4(f)(iv); provided, however, that the Company shall not terminate this Agreement pursuant to this paragraph, and any purported termination pursuant to this paragraph shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a).

Section 7.5          Effect of Termination.  If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party); provided that nothing in this Section 7.5 (including termination) shall relieve the Company of liability for a Willful Breach by the Company.  The Limited Guaranty referred to in Section 4.8 and the provisions of Section 5.12, this Section 7.5, Section 7.6 and Article VIII will survive any termination of this Agreement.

Section 7.6          Fees and Expenses Following Termination.

(a)           The Company will pay, or cause to be paid, to an account or accounts designated by MergerCo, by wire transfer of immediately available funds, the Termination Fee (as defined below):

(i)           if this Agreement is terminated by MergerCo pursuant to Section 7.3(a) or Section 7.3(b)(i), in which event payment will be made within two (2) Business Days after such termination;

(ii)           if this Agreement is terminated by the Company pursuant to Section 7.4(b), in which event payment must be made in advance of or concurrent with such termination; or

(iii)           if (A) a Takeover Proposal (or the intention of any Person to make one), whether or not conditional, shall have been made known (publicly, in the case of a termination pursuant to Section 7.2(b)) or proposed to the Company or publicly announced and, in the case of a termination pursuant to Section 7.2(b), not publicly withdrawn at least two (2) Business Days prior to the Company Stockholders Meeting, (B) this Agreement is terminated by either MergerCo or the Company pursuant to Section 7.2(a) or Section 7.2(b) or by MergerCo pursuant to Section 7.3(c), and (C) within 12 months following the date of such termination, the Company enters into a Contract providing for the implementation of any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event payment will be made on or prior to the date on which the Company enters into such Contract or consummates such Takeover Proposal, as applicable.  For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” will be deemed to be replaced by the figure “50%.”

(b)           The term “Termination Fee” shall mean an amount equal to (i) $2,000,000 if this Agreement is terminated upon the occurrence of the circumstances set forth in Section 7.3(a) or Section 7.6(a)(ii) prior to (x) the No-Shop Period Start Date or (y) if the circumstances giving rise to the termination under Section 7.3(a) or Section 7.6(a)(ii) relate to a Takeover Proposal by an Excluded Party, 5:00 p.m. Eastern Time on the 10th Business Day after the No-Shop Period Start Date, and (ii) $3,500,000 in all other circumstances where this Agreement is terminated upon the occurrence of the circumstances set forth in Section 7.6(a).

(c)           If (i) there has been a Financing Failure (that is not the result of a Willful Breach by MergerCo of Section 4.7, Section 5.14(a), the Debt Financing Letter or any definitive document providing for the Debt Financing), (ii) the Company terminates this Agreement pursuant to Section 7.2(a) or Section 7.4(a), and (iii) at the time of such termination (or, in the case of a termination pursuant to Section 7.2(a), during the five Business Days preceding the Outside Date), the conditions set forth in Sections 6.1 and 6.2 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, then MergerCo shall pay the Company an amount equal to $2,000,000 within two Business Days following such termination by the Company.

(d)           If (i) (A) the Debt Financing is available to be funded at Closing (or if there has been a Financing Failure that is the result of a Willful Breach by MergerCo of Section 4.7, Section 5.14(a), the Debt Financing Letter or any definitive document providing for the Debt Financing) (B) the Company terminates this Agreement pursuant to Section 7.2(a) or Section 7.4(a), and (C) at the time of such termination (or, in the case of a termination pursuant to Section 7.2(a), during the five (5) Business Days preceding the Outside Date), the conditions set forth in Sections 6.1 and 6.2 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, or (ii) the Company terminates this Agreement pursuant to Section 7.4(a) on the basis of a Willful Breach by MergerCo, then MergerCo shall pay the Company an amount equal to $4,000,000 within two (2) Business Days following such termination by the Company.  The amount payable by MergerCo pursuant to Section 7.6(c) or this Section 7.6(d), as applicable, is referred to herein as the “MergerCo Termination Fee”.

(e)           Subject to Section 7.6(g) hereof but notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the MergerCo Termination Fee from MergerCo pursuant to this Section 7.6 or the guarantee thereof pursuant to the Limited Guaranty shall be the sole and exclusive remedy available to the Company, its Affiliates and its Subsidiaries against MergerCo, the Guarantor, the Debt Financing Sources and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents with respect to this Agreement and the transactions contemplated hereby, including for any loss suffered as a result of the failure of the Merger to be consummated, under any theory or for any reason, and upon payment of such amount, none of MergerCo, the Guarantor, the Debt Financing Sources or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(f)           In the event that this Agreement is terminated by MergerCo:

(i)           pursuant to the provisions in clause (B) of Section 7.6(a)(iii) (or could have been terminated under such section) and the circumstances referred to in clause (A) of Section 7.6(a)(iii) shall have occurred prior to such termination but the circumstances referred to in clause (C) of Section 7.6(a)(iii) shall not have occurred, or

(ii)           pursuant to Section 7.3(b)(ii) or Section 7.3(c);

then, in either such event, the Company shall pay, to an account or accounts designated by MergerCo, as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of the MergerCo Expenses; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.6(a)(iii) shall not relieve the Company of its obligations to pay the MergerCo Expenses pursuant to this Section 7.6(f); and provided, further that the payment by the Company of MergerCo Expenses pursuant to this Section 7.6(f) shall not relieve the Company of any subsequent obligation to pay the Termination Fee (net of any MergerCo Expenses previously paid) pursuant to Section 7.6(a)(iii).

(g)           Each of the Company and MergerCo acknowledge that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements neither party would have entered into this Agreement, and that any amounts payable pursuant to this Section 7.6 do not constitute a penalty.  If either party fails to pay the other any amounts due pursuant to this Section 7.6 within the time periods specified in this Section 7.6, the party owing such amount shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(h)           Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid in accordance with the provisions of Section 5.12.

Section 7.7          Amendment.  This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval under applicable Laws after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of MergerCo and the Company.  Notwithstanding anything to the contrary contained herein, this Section 7.7 and Sections 7.6(e), 8.5, 8.6, 8.9 and 8.15 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified in a manner that materially impacts or is adverse in any respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.  This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8          Extension; Waiver.  At any time prior to the Effective Time, MergerCo, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII

MISCELLANEOUS

Section 8.1          Certain Definitions.

(a)           For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable to the Company than those contained in the Confidentiality Agreement so long as the Company offers to amend the Confidentiality Agreement, concurrently with execution of such Acceptable Confidentiality Agreement, to include substantially similar provisions; provided further that an Acceptable Confidentiality Agreement shall not include any provision which prohibits the Company from providing information to MergerCo.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in the City of New York are generally closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits.

“Company Certificate” means the Company’s Amended and Restated Certificate of Incorporation.

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound.

“Company Joint Venture” means, with respect to the Company, any Person in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other Person performing similar functions but in which the Company has rights with respect to the management of such Person.

“Company Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects:

(i) is or is reasonably likely to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however that no event, state of facts, circumstance, development, change or effect resulting from or arising out of any of the following shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(A) changes in general economic conditions, except to the extent such changes or developments have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company conducts its businesses;

(B) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters and force majeure events in the United States or any other country or region in the world, except to the extent such events have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company conducts its businesses;

(C) changes in Law or other legal or regulatory conditions including healthcare reimbursement (or the interpretation thereof) or changes in GAAP (or the authoritative interpretation thereof);

(D) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of the sources of the Financing and (B) the loss or departure of officers or other employees of the Company or any of its Subsidiaries resulting from, arising out of, or attributable to the transactions contemplated by this Agreement;

(E) compliance with the express terms of this Agreement or the taking of any action expressly required by this Agreement or consented to in writing by MergerCo;

(F) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself; provided that the underlying cause of any such changes or failures may be taken into account in determining whether there is a “Company Material Adverse Effect”, unless such changes or failures would otherwise be excepted from this definition); and

(G) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of this Agreement, the Merger or in connection with any other transactions contemplated by this Agreement; or

(ii) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Company Organizational Documents” means the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its Significant Subsidiaries, in each case as in effect on the date of this Agreement.

“Confidentiality Agreement” means that certain confidentiality letter agreement by and between the Company and Juniper Investment Company, LLC, dated as of February 20, 2013, as amended and supplemented from time to time.

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Debt Financing Letter (including any New Debt Financing Letters) and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Financing) relating thereto.

“Environmental Claims” means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or written notices of noncompliance or violation by any Governmental Entity, alleging presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, or (ii) any and all indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials.

“Environmental Laws” means all applicable federal, state and local laws, common law, rules, regulations, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, Hazardous Materials, natural resources or the protection, investigation or restoration of the environment as in effect on the date of this Agreement.

“Environmental Permits” means all permits, licenses, registrations, financial assurance instruments and other governmental authorizations required under applicable Environmental Laws.

“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

“Financing Failure” means a refusal or other failure, for any reason, on the part of any Debt Financing Source that has executed a Debt Financing Letter or any definitive financing document relating to the Debt Financing, or on the part of any other Debt Financing Source obligated or expected at any time to fund a material portion of the Debt Financing, to fund, when required pursuant to the terms and conditions of the Debt Financing Letter or any definitive document providing for Debt Financing, a material portion of such Debt Financing.

“FDA” means the United States Food and Drug Administration.

“Guarantor” means Juniper TGX Investment Partners, LLC as the guarantor party to the Limited Guaranty.

“Hazardous Materials” means (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, molds, or radon; or (iii) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Laws.

“Intellectual Property” means (i) United States, non-United States and international patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“Knowledge” means (i) when used with respect to the Company, the actual knowledge, after due inquiry, of the Persons set forth in Section 8.1(a) of the Company Disclosure Letter and (ii) (i) when used with respect to MergerCo, the actual knowledge, after due inquiry, of the Persons set forth in Section 8.1(a) of the MergerCo Disclosure Letter.

“Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity.

“Leased Real Property” means the real property leased, subleased or licensed by the Company or any of its Subsidiaries as tenant, subtenant or licensee, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently located thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, hypothecations, participations, leases, licenses, rights of reversion, collateral security arrangements, conditional and installment agreements, claims, covenants, conditions, restrictions, reservations, options, rights of first offer or refusal, charges, easements, rights of way, encroachments, third party rights or other charges of encumbrances or title imperfections or defects of any kind or nature.

“Material Company Benefit Plans” means (i)  all Company Benefit Plans other than those that (x) relate to fewer than 15 field employees, (y) do not relate to or affect any officer, director or senior corporate executive and (z) do not result in the incurrence of obligations to make payments in excess of $100,000 in 2013 in respect thereof and (ii) all Company Stock Award Plans.

 “MergerCo Expenses” means any actual and reasonably documented out of pocket fees and expenses (including reasonable legal fees and expenses and fees and expenses related to the Financing) actually incurred by MergerCo and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement up to $1,500,000.

“MergerCo Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would prevent or materially impair or materially delay the ability of MergerCo to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Owned Real Property” means the real property in which the Company or any Subsidiary has fee title (or an equivalent) interest, together with all buildings and other structures, facilities or improvements currently located thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Permitted Liens” means (i) liens for Taxes not yet due and payable; (ii) mechanics’, materialmen’s or other liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; or (iii) any other liens, security interests, easements, rights-of-way, encroachments, restrictions, conditions and other encumbrances that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, preclude or materially restrict the ability to use the assets or properties for the purposes for which they are currently being used by the Company.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Real Property” means the Owned Real Property and Leased Real Property, collectively.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment.

“Representatives” means, when used with respect to MergerCo or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of MergerCo or the Company, as applicable, and its Subsidiaries.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares.

 “Subsidiary” means, when used with respect to MergerCo or the Company, any other Person (whether or not incorporated) that MergerCo or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or other equity interests of such Person.

“Superior Proposal” means any written Takeover Proposal that the Company Board determines in good faith (after consultation with the M&A Advisor or another  reputable financial advisor) to be more favorable from a financial point of view (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Company Board, (ii) the anticipated timing, conditions and prospects for completion of such Takeover Proposal, including the prospects for obtaining regulatory approvals and financing, and any third party shareholder approvals and (iii) the other terms and conditions of such Takeover Proposal) to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by MergerCo to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that the reference to “20%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%.”

“Takeover Proposal” means any proposal or offer from any Person or group of Persons other than MergerCo or its Affiliates relating to any direct or indirect acquisition or purchase of a business or division (or more than one of them) that in the aggregate constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of the equity interest in the Company (by vote or value), any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the equity interest (by vote or value) in the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).

“Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and

(y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person.

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the knowledge of the breaching party and (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Affiliate Transaction	§ 3.21
Agreement	Preamble
Book-Entry Shares	§ 2.1(c)
Certificate	§ 2.1(c)
Certificate of Merger	§ 1.3
Closing	§ 1.2
Closing Date	§ 1.2
Common Stock	Recitals
Company	Preamble
Company Assets	§ 3.6
Company Board	§ 3.2(a)
Company Board Recommendation	§ 3.2(a)
Company Disclosure Letter	Article III
Company Financial Advisor	§ 3.28
Company Licensed Intellectual Property	§ 3.23

Defined Term	Location of Definition

Company Owned Intellectual Property	§ 3.23
Company Permits	§ 3.18(a)
Company Proxy Statement	§ 3.5
Company Regulatory Agency	§ 3.19(a)
Company Regulatory Permits	§ 3.19(a)
Company Rights Agreement	§ 3.20(b)
Company SEC Documents	§ 3.8(a)
Company Stock Award Plan	§ 3.3(e)
Company Stockholders Meeting	§ 3.5
Continuation Period	§ 5.7(a)
Debt Financing	§ 4.7(a)
Debt Financing Letter	§ 4.7(a)
DGCL	§ 1.1
Disclosed Contract	§ 3.12(a)
Dissenting Shares	§ 2.3
Dissenting Stockholder	§ 2.3
Effective Time	§ 1.3
Employees	§ 5.7(a)
Equity Financing	§ 4.7(a)
Equity Financing Letters	§ 4.7(a)
Equity Investors	§ 4.7(a)
Exchange Act	§ 3.5
Excluded Party	§ 5.4(c)
Excluded Share(s)	§ 2.1(b)
Expenses	§ 5.12
Financing	§ 4.7(a)
Financing Letters	§ 4.7(a)
GAAP	§ 3.8(b)
Governmental Entity	§ 3.5
Indemnified Parties	§ 5.8(a)
Indemnifying Party	§ 5.8(a)
IRS	§ 3.13(b)
Lender	§ 4.7(a)
Limited Guaranty	Recitals
Maximum Premium	§ 5.8(b)
Measurement Date	§ 3.3(a)
Merger	§ 1.1
MergerCo	Preamble
MergerCo Disclosure Letter	Article IV
MergerCo Termination Fee	§ 7.6(d)
Merger Consideration	§ 2.1(b)
Multiemployer Plan	§ 3.13(a)
New Debt Financing Letters	§ 4.7(b)
New Plans	§ 5.7(c)
No-Shop Period Start Date	§ 5.4(a)

Defined Term	Location of Definition

NYSE	§ 3.5
Old Plans	§ 5.7(c)
Other Filings	§ 3.22
Outside Date	§ 7.2(a)
Paying Agent	§ 2.2(a)
Payment Fund	§ 2.2(a)
PBGC	§ 3.13(d)
Permits	§ 3.18(a)
Recommendation Change	§ 5.4(f)(iii)
SEC	§ 3.5
Securities Act	§ 3.8(a)
Share(s)	§ 2.1(b)
Stock Options	§ 2.5(a)
Surviving Corporation	§ 1.1
Termination Fee	§ 7.6(b)
Title Insurance Policies	§ 3.17(e)

Section 8.2          Interpretation.  The table of contents and descriptive headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement.  Definitions will apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms.  All references in this Agreement, the Company Disclosure Letter and the MergerCo Disclosure Letter to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation” except when preceded by a negative predicate.  The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits, Schedules and Disclosure Letters hereto, and not to any particular provision of this Agreement.  The word “or” will be inclusive and not exclusive unless the context requires otherwise.  Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes.  All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law.  References to a Person also refer to its predecessors and successors and permitted assigns.

Section 8.3          Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time.  This Section 8.3 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.  The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with their terms and (b) terminate as of the Effective Time.

Section 8.4          Governing Law.  This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

Section 8.5          Submission to Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.5, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources or any of their respective affiliates in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the state of New York, sitting in New York County (Manhattan), or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.6         Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement (including, without limitation, the Debt Financing).  Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7         Notices.  Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

If to MergerCo, to:

Juniper Investment Company
600 Madison Avenue, 16th Floor
New York, New York 10022
Facsimile:        (212) 339-8585
Attention:       Alexis P. Michas
John A. Bartholdson

with copies (which will not constitute notice to MergerCo) to each of:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Facsimile:        (646) 848-8073
Attention:       Eliza W. Swann

If to the Company, to:

Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518
Facsimile:        (770) 831-4620
Attention:       Chief Executive Officer

with a copy (which will not constitute notice to the Company) to:

Bryan Cave LLP
One Atlantic Center, Fourteenth Floor
1201 W. Peachtree St., N.W.
Atlanta, Georgia 30309
Facsimile:        (404) 420-0787
Attention:       Rick Miller

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.  Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 8.7, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8         Entire Agreement.  This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the MergerCo Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9         No Third-Party Beneficiaries.  Except as provided in Section 5.8, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.  Notwithstanding the foregoing, the provisions of this Section 8.9, and Sections 7.6(e), 7.7, 8.5, 8.6 and 8.15 shall be enforceable against all parties hereto by each Debt Financing Source and its successors and assigns.

Section 8.10        Severability.  The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11        Rules of Construction.  The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 8.12       Assignment.  This Agreement may not be assigned by operation of Law or otherwise.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.12 will be null and void.

Section 8.13        Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity.  The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.14        Specific Performance.

(a)           The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that prior to the termination of this Agreement in accordance with Article VII, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)           Notwithstanding anything herein to the contrary, it is explicitly agreed that prior to the Closing the Company shall not be entitled to an injunction, specific performance or other equitable remedies to order or force MergerCo to (i) cause the Equity Financing to be funded to fund the Merger pursuant to the terms and conditions of the Equity Financing Letters, (ii) draw down the full proceeds of the Debt Financing, or (iii) consummate the Merger, unless in any such case (w) all of the conditions set forth in Section 6.1 and Section 6.2 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date of Closing and should have been consummated pursuant to the terms of this Agreement but for the failure of the Equity Financing to be funded, (x) the conditions to the funding of the Debt Financing (or any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.14) have been satisfied and such Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded, (y) the Company has irrevocably confirmed in writing that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur, and (z) such specific performance would result in the consummation of the Merger in accordance with this Agreement substantially contemporaneously with the consummation of the Debt Financing and the Equity Financing.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.14 shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)           Notwithstanding anything herein to the contrary, under no circumstances shall the Company be entitled to receive both a grant of specific performance pursuant to Section 8.14(b) and payment of the MergerCo Termination Fee pursuant to Section 7.6(c) or Section 7.6(d).

Section 8.15        Debt Financing Sources.  Notwithstanding anything to the contrary in this Agreement, the Debt Financing Sources shall not have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the Debt Financing Letter or any related agreements, whether at law or equity, in contract or in tort or otherwise, and the Company and its Affiliates shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind, including direct, indirect, consequential or punitive damages, against any Debt Financing Source under this Agreement or the Debt Financing Letter or any related agreements, whether at law or equity, in contract or in tort or otherwise.

Section 8.16        Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement.  The execution and delivery of this Agreement may be effected by facsimile or any other electronic means such as “.pdf” or “.tiff” files.  This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

THERAGENICS CORPORATION

By:	/s/ M. Christine Jacobs
Name:	M. CHRISTINE JACOBS
Title:	Chairman, CEO, Pres.

JUNIPER ACQUISITION CORPORATION

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	President and Chairman

[Signature Page to Merger Agreement]